Telesource International, Inc.
680 Parkview Blvd, Lombard, Illinois 60148

United States Securities and Exchange Commission
Mr. Rufus Decker
Division of Corporation Finance
Washington, D.C. 20549-7010

RE:	Form 10-KSB for the fiscal year ended December 31, 2006.
Form 10-QSB for the period ended March 31, 2007.
File No. 333-92445

Dear Mr. Decker:

We have received your letter via fax/email dated June 25, 2007 in reference to the subject noted above.  The following are the company’s responses to your questions/comments.   In connection with the company’s responses to your comments, we acknowledge:

•                  The company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Item 6 — Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 11

General

2.               Please identify and disclose all of your critical accounting policies and estimates that are critical to your consolidated financial statements.  Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management.  See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

Telesource’s response:

As noted in the December 31, 2006 consolidated financial statements footnote 2, “Summary of significant Accounting Policies”, item J, Use of Estimates, the company does consider the calculation of profit percentages under the percentage-of- completion revenue recognition method to be a significant estimate.  Therefore, the company proposes including language similar to the following in its future filings:

Critical Accounting Policies and Estimates

The financial information discussed in the MD&A includes amounts that may be derived from utilizing certain accounting estimates and assumptions.   The following highlights the accounting estimates and assumptions that the company considers to be critical to the preparation of our financial statements because they inherently involve significant judgments and uncertainties. The company cautions that these estimates are developed based upon available information at the time that the estimate was developed.  However, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment as more current information is known.

Construction revenues are determined by applying the Percentage-of-Completion method.  This method requires the use of estimates on the future revenues and costs of a construction project.    Our current project is a design/build contract with a fixed contract price.   This contract is with the United States Government and includes provisions where the United States Government could terminate the contract for convenience.  The contract, however, also provides for payment to us for the work performed through the date of termination.  Revenues recognized under the Percentage of Completion methodology require applying a percentage (actual costs incurred through the reporting date divided by the total estimated costs to complete the project) to the fixed contract price.  The resultant amount is recorded as revenue for the applicable period.  This method of revenue recognition requires that we estimate future costs to complete a project.  In estimating these future costs, the Company must exercise its judgment in numerous areas, including but not limited to future costs of  material, labor, scheduling, product deliveries, contractual performance standards, liability claims, impact of change orders, contract disputes as well as productivity.   In addition, sometimes clients, vendors and subcontractors will present claims against us for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually responsible.  In turn, we may also present claims to our clients, vendors and subcontractors for costs that we believe were not our responsibility or may be beyond our scope of work.  The company will include costs associated with these claims in their financial information when such costs can be reliably identified and estimated.  Similarly, the Company will include in revenue amounts equal to costs for claims, where the outcome is probable that the claim will be found in the favor of the company.   The Company will record a provision for losses when estimated costs exceed estimated revenues.

Our estimates, assumptions and judgments are continually evaluated based on known information and experience.  However, the actual amounts could be significantly different from our estimates and could significantly impact the Company’s financial statements.

Results of Operations, Page 13

3.               Please discuss in greater detail the business reasons for the changes between periods.  In doing so, please disclose the amount of each significant change in line items between periods and the business reason for it.  In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  For example, in regards to service fees, please individually quantify the increase due to the additional work in Fiji and the work related to the Butoni wind farm.  Please show us what your revised MD&A for 2006 as compared to 2005 will look like.  See item 303(b) of Regulation S-B and Financial Reporting Codification 501.04.

Telesource’s response:

We have attempted to provide detailed explanations on all amounts that were deemed material.  If required by the staff, we will expand our explanation of amounts that previously were deemed immaterial.  In reference to the Service Fees change, if required by the staff, we propose the following language:

Service Fees — Sales increased to $66,825 in 2006 from $0 in 2005 due to the award of additional work resulting from our relationship with Fiji Electric Authority.  Fiji Electric Authority has issued several RFP’s for the repair or installation of new transmission lines.  Telesource was awarded some of the work related to these RFP’s, which contributed $49,370 to the increase.  In addition, the company has negotiated to provide technical and operational support for certain limited services provided to the Butoni wind farm.  These services contributed $19,619 to the increase.

4.               In addition, please revise your disclosure to discuss the business reasons for changes between periods in your costs of service line item.

Telesource’s response:

Again the Company believes this line item is immaterial to gross revenues or net loss but proposes the following disclosure if required by the staff:

Cost of Service — Cost of services increased $61,924 due to costs related to the award of the work for the repair or installation of new transmission lines in Fiji ($95,074), the work performed on the Butoni wind farm ($45,599), other small incidental services ($10,845) offset by the reduction of costs for procurement services performed at the corporate office during 2005 ($89,594).   The company incurred additional costs during the first year of providing services for the repair or installation of new transmission lines due to the addition of personnel, training, tools and depreciation for larger equipment required to complete the work.

Note 2 — Summary of Significant Accounting Policies, page 21

Principles of Consolidation, page 21

5.               Please clarify how you will account for your joint venture agreement with SHBC.  We note that you are the general partner of this limited partnership.  Please provide us with detailed analysis supporting your position that you will control this limited partnership for consolidation purposes.  Please refer to paragraph 6-21 of EITF 04-5 and identify any other literature you relied on.

Telesource’s response:

The joint venture with SHBC has been consolidated by the Company based on control as indicated in EITF 04-5. This decision was based upon several factors as outlined below: (The abbreviation “JV” referenced below means Telesource International, Inc./Sayed Hamid Behbehani & Sons Co., Joint Venture, LP.)

Presumption of control:

The JV agreement provides that Telesource International, Inc. will have a 51% interest in the equity of the JV and 99% of the profit or losses.   There is one General Partner (Telesource International, Inc.) and one Limited Partner (SHBC).  In addition, Telesource International, Inc. owns more than 50% of the JV,  a financially controlling interest in the JV. However, EITF 04-5 requires more than a mere financially controlling interest.  These other factors are considered below:

Presumption of control as described in EITF 04-5 states that “assessment of whether the rights of the limited partners should overcome the presumption of control by the general partners is a matter of judgment that depends on facts and circumstances.  If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the general partners do not control the limited partnership.

Referencing the JV agreement Section 9.1, No Participation in Management of Partnership, also provides “The Limited Partners, as such, shall take no part in, or interfere in any manner with the conduct or control of the Partnership’s business and shall have no right or authority to act  for or bind the Partnership, said powers being vested solely and exclusively in the General Partner(s).  Notwithstanding anything in this Partnership Agreement to the contrary, the Limited Partners shall not have any right or power to take any action which would be deemed to give them control of the Partnership such that their limited liability would be removed.”

This clearly removes all voting and other “kick-out” rights as described in EITF 04-5.   Furthermore the JV agreement does not provide any additional rights to the Limited Partner that could be construed or implied to give the Limited Partner any rights to remove or override the General Partner or its decision.   Therefore, the General Partner is the controlling partner of the JV.

The second step (again referencing EITF 04-5) to determine if the Limited Partner has presumptive control is participating rights.  Again, referencing the JV agreement Section 9.1, No Participation in Management of Partnership.  The Limited Partner does not have voting rights or any rights that could be implied to provide it with the ability to participate in significant decisions of the JV’s business.  In addition, the entire JV agreement provides the General Partner with all rights and powers for all business related decisions and as noted above, removes any rights or control of any decisions of the Limited Partner.   Finally, Section 11.3 specifically states that the “Limited Partner shall not have the right to remove a General Partner”.

In addition, the following are all controlled by the General Partner and the Limited Partner has no authority or rights to these decisions:

a.               To make or approve amendments to the JV agreement — Section 14.1 provides “The General Partner(s) is authorized to amend this Partnership Agreement without the approval of the Limited Partners …..”

b.              The General Partner determines the pricing of all “self dealing transactions”.   See Sections 8.1 & 8.2.

c.               With respect to liquidation, as noted above the Limited Partner does not have any rights.

d.              With respect to acquisitions and dispositions of assets per Section 8.2 provides the General Partner with all the rights in this area.

e.               Issuance or repurchase of limited partnership interests are controlled by the General Partner in section 10.3.

Finally, in EITF 04-5 paragraph 16, the Task Force states additional activities which would be “substantive participating rights”  if the Limited Partner could effectively participate in management.  However, SHBC (the Limited Partner) does not have these because:

a.               Telesource’s  Board of Directors selects, terminates and sets the compensation of the General Partner who is responsible for implementing the JV’s policies and procedures.

b.              The senior management of Telesource International, Inc. establishes the operating and capital decisions of the JV, including budgets, in the ordinary course of business.  These decisions are approved by Telesource’s Board of Directors.

Based upon the above, management believes that consolidating the JV with the Company is in accordance with the guidance of EITF 04-5, FAS 94 and FASB staff position SOP 78-9-1.

Revenue Recognition, page 22

6.               Please disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue.  If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders.  If you assume a profit component, please tell us why you feel this is appropriate.

Telesource’s response:

We do not record unapproved change order revenue.  Only approved change orders are included in our computation of percentage of completion for revenue recognition.

Note 16 — Commitments and Contingencies, page 34

7.               Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvements funding and other leases concessions, which may be present in your leases.  Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Telesource’s response:

Telesource’s leases are primarily month to month leases without escalation or capital improvement funding terms or other lease concessions.  However, Telesource International, Inc. recently signed (during the second quarter of 2007) a lease with a related party that includes certain escalation terms.  The recently signed lease as well as all other leases does not have provisions that relate future increases to any index.  For the recently signed lease we will disclose the minimum lease payments taking into account the escalation clauses and recognizing the lease expense on the straight line basis over the minimum lease term.  The appropriate disclosures describing these terms will be made in our 2nd quarter 2007 10 QSB filing.

8.               Please also enhance your disclosure to meet the requirements set forth in paragraph 16(d) of SFAS 13.

Telesource’s response:

Paragraph 16d of SFAS 13 requires disclosure of the basis on which contingent rental payments are determined, of which Telesource has none.  It also requires disclosure of the existence and terms of renewal or purchase options and escalation clauses.  As noted above, we have recently entered into a lease with an escalation clause (the lease states annual fixed increases in rent).  We will provide the appropriate disclosure in our 2nd quarter 10QSB.  Finally, paragraph 16d requires disclosure of any restrictions imposed by lease agreements, of which none of our leases contain.

9.               You disclose on page 35 that you offer warranties on your construction services and power generating plants, but do not maintain any material warranty reserves because the warranties are usually backed by warranties from vendors.  Please clarify whether it is vendors or subcontractors that offer these warranties for your construction services.  Provide us with your warranty history for the three years ended December 31, 2006.

Telesource’s response:

Our warranties are from vendors or third party vendors who have been hired to provide warranty support.  The total amount paid on warranties for the last three years was $87K.

FORM 10-QSB

General

10.         Please address the above comments in your interim filing as well.

Telesource’s response:

We propose to incorporate the applicable changes in our 2nd quarter, 2007 form 10 QSB.

Item 3 — Controls and Procedures, page 15

11.         We note that you define disclosure controls and procedures as those controls and procedures that “ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e).  Please revise your definition to also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principle executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Telesource’s response:

We propose to incorporate these changes in our future filings.

If you require any further information, please do not hesitate to contact me at 630-620-4787 or via email at ggrosvenor@tscintl.com.

Sincerely,

Greg Grosvenor
Chief Financial Officer
Telesource International, Inc.